Filed by Digital World Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as Amended

Subject Company: Digital World Acquisition Corp.

Commission File No. 001-40779

Fox News – Sunday Morning Futures

January 23, 2022

Corporate Participants:

Maria Bartiromo – Sunday Morning Futures Host

Devin Nunes – Chief Executive Officer of Trump Media & Technology Group Corp.

TRANSCRIPT

Maria Bartiromo: Devin Nunes joins me now in his first television interview since leaving public office, and it is good to see you this morning Devin, thanks very much for being here.

Devin Nunes: It’s great to be with you Maria, great to be back on, in a different capacity now.

Bartiromo: Yeah, congratulations on the new job, we are all waiting to see what plays out with Truth Social and Trump Media and Technology Group, when will you launch Truth Social?

Nunes: Well for sure we’ll launch it by the end of this quarter. So one of the challenges that we have with Big Tech is that they don’t want us to succeed, so we have to make sure that not only we build all of our own infrastructure as much as possible, but we also have to vet the partners that we will have. So, for example, Rumble, which is a YouTube alternative, we’re going to be partnering with them on certain aspects. They are one of the only big social media companies that have actually been able to get a fortified beachhead and survive against Big Tech, so we’re looking for partners like that that will ensure, to the best of our ability, that once we do go live, we will have a safe place that Big Tech can not cancel. So those are the types of things that we’re working on right now and we’re excited because we’re preparing to launch here in the next sixty days.

Bartiromo: So, you’re going to launch by the end of March, that means I know that you’re going to be doing testing before then in February, that’s right around the time that the primaries begin, what role will Truth Social have in the primary and the midterm elections?

Nunes: Well I think what you’re seeing now, Maria, from what happened over a year ago, when cancelling just went full scale, where Americans, hundreds of thousands if not millions of Americans got booted from the social media companies, this is what really changed my opinion, you know, I was one of the first guys to be shadow banned, the first guys to be impacted, you know, several years ago by these social media companies, but when you start not only keeping off information, like they did that actually swayed the election right before the election, but then you start kicking not only the President of the United States off of social media, but millions of their followers, I went around the country last year and I think people were just shocked, so when this opportunity came up to help build something new, and not just social media, but looking at the whole playing field of other sectors where this cancel culture, so- called woke culture, has taken over these big corporations and big tech companies, it was really something that I felt it was a calling that I had, and it was something that I see as something larger than where I was at, because I think this is needed not only for the United States but for everywhere around the globe quite frankly.

Bartiromo: Yeah, and what you said to me yesterday was that this is going to be open to everyone. It’s not going to have the algorithms that you see in other social media companies that point you to a certain narrative or sway you.

Nunes: Yeah, I would say this too, that we’re not looking to be a conservative or Republican only, I mean, really if you notice what’s happened, what happened a year ago, just think from where we started, it was like “okay, we don’t like conservatives,” Big Tech sided with the left and they banned a bunch of conservatives. Well now, you’re starting to see they’re also targeting any liberal or any moderate who raises any question about COVID of any kind, you’re banned or you’re shadow banned. So these are the types of things that we want to create, a safe place on the internet that’s not only family- friendly, that’s going to follow all the laws on the books, but also a place where you’re not stuck in some internet ghetto because of your political affiliation or your political ideas. So this is really an opportunity not only for millions of Americans to get their voice back that are conservative, but I think also independent and moderates, or just recently we’ve seen people come out, like Joe Rogan, you know I think a well known independent who has expressed his frustration with Big Tech, and the list goes on and on, so hopefully we’ll be a place not just for social media political expression, but also for sports, arts, and entertainment.

Bartiromo: And of course we saw that right before the 2020 election when social media blocked all the information about the Biden family and the money that it received from various foreign countries. I want to switch gears and ask you what you learned during your time, you did so many, uh, such a good job in congress in terms of rooting out corruption, you were defending the Republicans, leading the Republican investigation into the impeachment trial of President Trump during the Ukraine investigation, tell me what you learned about Ukraine and what you came away from that investigation with.

Nunes: Well just remember, right before the election the Hunter Biden laptop story was banned by all social media, and not only that, you had high level former military and intelligence and so-called foreign leaders in the United States of America who sided with Big Tech and made up a false story that this was somehow Russian disinformation. Now look, we all know that what the Russians have been doing for 75 years, it’s no secret, they try to sow discord in our country, and they were very successful, Big Tech did exactly what the Russians wanted them to do, all these so-called experts did exactly what the Russians wanted them to do, and now fast forward where are we today? Remember the invasion of Ukraine started in 2014 under Obama and Biden. It was the Obama-Biden administration that wanted to give them blankets. And then it was this Hunter Biden laptop where the information existed, when they were impeaching a president over this, clearly the information was out there, it was really the Bidens who had issues not just with Ukraine, taking money from Ukraine, but also Russia, also China. So, going back to, the Russians started this invasion under Obama and Biden back in 2014. They smell weakness, and I believe what they’re going to do is probably force the hands of the Ukrainian people and basically put a choice in their hands of do they really want to fight and have bloodshed? Or is Putin going to be able to install someone that he can control, which is kind of an old Soviet tactic, and a tactic that has been used by dictators throughout history.

Bartiromo: So, do you think Biden has conflicts of interest in Ukraine and Russia, and that’s dictating his decisions around the potential invasion of Ukraine by Russia?

Nunes: Well I think one thing is for sure, that Big Tech and the fake news media complex in this country, help cover up evidence that clearly, I mean this was major evidence that sat on that laptop, the FBI had it for over a year, nothing was done with it. So, you know, in a normal world, unlike the one that we live in now, with this dystopian media that we have now in social media, you would have hundreds and hundreds and hundreds of media folks, reporters and investigative reporters, doing work on this. Sadly, you’ve only had a few places that have actually covered this story, and then you would know, I mean I think the American people deserve the right to know, what is it that the Russians, the Chinese, or the Ukrainians have on politicians in this country? That information is known to the FBI, but yet, the American people still don’t have a clue.

Bartiromo: Devin, we will be watching, thanks very much, we appreciate you joining us.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination transaction (the “Business Combination”) between Digital World Acquisition Corp., a Delaware corporation (“Digital World”), and Trump Media & Technology Group Corp., a Delaware corporation (“TMTG”), contemplated by an Agreement and Plan of Merger, dated October 20, 2021 (the “Merger Agreement”). Digital World’s and TMTG’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the Business Combination and a private placement to be consummated concurrently with the Business Combination (“PIPE”) may not be completed in a timely manner or at all, which may adversely affect the price of Digital World’s securities, (ii) the risk that the Business Combination may not be completed by Digital World’s deadline for an initial business combination and the potential failure to obtain an extension of deadline if sought by Digital World, (iii) the failure to satisfy the conditions to the consummation of the Business Combination or the PIPE, including the approval of the Merger Agreement by the stockholders of Digital World, (iv) the potential lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the failure to achieve the minimum amount of cash available following any redemptions by Digital World stockholders, (vii) redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the Business Combination, (viii) the effect of the announcement or pendency of the Business Combination or the PIPE on TMTG’s business relationships, operating results, and business generally, (ix) risks that the Business Combination disrupts current plans and operations of TMTG, (x) the outcome of any legal proceedings that may be instituted against Digital World or against TMTG related to the Merger Agreement or the Business Combination, (xi) the risk of any investigations by the Securities and Exchange Commission (the “SEC”) or other regulatory authority relating to the Merger Agreement, the Business Combination or the PIPE and the impact they may have on consummating the Business Combination and PIPE, (xii) the timing of the roll-out of TruthSocial, TMTG’s initial product, and its ability to generate users and advertisers, (xiii) changes in domestic and global general economic conditions, (xiv) risk that TMTG may not be able to execute its growth strategies, (xv) risks related to the ongoing COVID-19 pandemic and response, (xvi) risk that TMTG may not be able to develop and maintain effective internal controls, (xvii) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, and (xviii) and those factors discussed in Digital World’s filings with the SEC and that that will be contained in the a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which will include a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the Registration Statement and other documents to be filed by Digital World from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-

looking statements, and while Digital World and TMTG may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither of Digital World or TMTG gives any assurance that Digital World, TMTG, or the combined company, will achieve the expectations.

Participants in the Solicitation

Digital World and TMTG and certain of their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the securityholders of Digital World in favor of the approval of the Business Combination. Securityholders of Digital World and other interested persons may obtain more information regarding the names and interests in the Business Combination of Digital World’s directors and officers in Digital World’s filings with the SEC, including the Registration Statement to be filed with the SEC, which will also contain the names and interests in the Business Combination of TMTG’s directors and officers. These documents can be obtained free of charge from the sources indicated below.

No Offer or Solicitation

This communication hereto shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Important Information About the Transactions and Where to Find It

In connection with the Business Combination and PIPE, Digital World intends to file with the SEC the Registration Statement, which will include a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus. Digital World’s stockholders and other interested persons are advised to read, when available, the Registration Statement, including the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about Digital World, TMTG, the Merger Agreement, the Business Combination and PIPE. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of Digital World as of a record date to be established for voting on the Business Combination. Stockholders of Digital World will also be able to obtain copies of the Registration Statement, the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Digital World Acquisition Corp., 78 SW 7th Street, Miami, FL 33130.